                                               Filed by The Ackerley Group, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934



                                       Subject Company: The Ackerley Group, Inc.
                                                    Commission File No.: 1-10321

The Ackerley Group held a conference call on October 8, 2001, announcing that it had entered into a merger agreement with Clear Channel Communications, Inc., a transcript of which is attached hereto. The merger agreement and the voting and support agreement relating to Clear Channel's acquisition of The Ackerley Group were filed by The Ackerley Group under cover of Form 8-K on October 9, 2001 and are incorporated by reference into this filing.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

These materials contain certain statements, intentions, plans, beliefs, expectations or predictions of the future based on current facts and analyses. These statements are "forward-looking statements" within the meaning of the safe-harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Although forward-looking statements help to provide complete information about future prospects, readers should keep in mind that such statements are much less reliable than historical information and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond The Ackerley Group's ability to control or estimate precisely. Factors that could affect results include those set forth in the Securities and Exchange Commission filings of The Ackerley Group. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of these materials. The Ackerley Group does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed business combination, The Ackerley Group and Clear Channel plan to file a proxy statement/prospectus and other relevant documents concerning the transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE ACKERLEY GROUP, CLEAR CHANNEL, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC through the web site maintained by the SEC at http://www.sec.gov. In addition, documents filed with the SEC by The Ackerley Group with respect to the proposed transaction may be obtained free of charge by contacting The Ackerley Group, 1301 Fifth Avenue, Suite 4000, Seattle, WA 98101, Attention: Investor Relations (tel.: 206-624-2888).

The Ackerley Group's and Clear Channel's shares are traded on the New York Stock Exchange (ticker symbols AK and CCU). Both companies file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by the companies at the SEC's public reference rooms at 450 Fifth St., N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York and Chicago.

PARTICIPANTS IN SOLICITATION

The Ackerley Group, its directors, executive officers and certain members of management and employees may be soliciting proxies from The Ackerley Group stockholders in favor of the approval of the transaction. Information regarding such officers and directors is included in The Ackerley Group's proxy statement for its 2001 Annual Meeting of shareholders filed with the SEC on April 2, 2001.

                                      # # #

                        TRANSCRIPT OF THE CONFERENCE CALL
                                 OCTOBER 8, 2001


Coordinator                Good afternoon and welcome to the Ackerley Group
                           Conference Call. All participants will be able to
                           listen only until question and answer session. At the
                           request of Ackerley Group, today's conference is
                           being recorded. If you have any objections, you may
                           disconnect at this time.

                           I would like to introduce your moderator for today, Mr. Chris Ackerley. You may begin when ready.

C. Ackerley                Thank you very much and welcome all to the Ackerley
                           Group Conference Call, with respect to today's
                           announced merger between the Ackerley Group and Clear
                           Channel Communications. Over the past 25 years, our
                           company has experienced amazing growth and success
                           and we have created many wonderful partnerships and
                           products in the media business.

                           We are proud of all that we have accomplished and we truly appreciate the hard work and dedication of our people. At this time, as you are aware, I am going to share further information with you regarding a very significant announcement that was made earlier today, which we believe will allow our people and our operating companies to continue to grow and prosper for more years to come.

                           Clear Channel Communications has made an offer to acquire the Ackerley Group in an all-stock, transaction. The board of directors has voted in favor of accepting this offer from Clear Channel, as we believe it is in the best interest of our shareholders and the company.

                           The offer reflects a significant premium to our recent stock price and at the same time, provides a tremendous combination that can allow the Ackerley Groups operating assets to be leveraged in a significant and a strategic way. Even though our family is sad to be leaving this business that has been the center of our lives for 26 years, this transaction makes good business sense. Clear
                           Channel is an excellent company, whose group of media holdings is highly synergistic with the Ackerley
                           Group. They are proven operators with tremendous financial and human resources and are an outstanding financial performer.

                           We believe that Clear Channel was very interested in the Ackerley Groups media holdings because of the shared synergies across companies and the opportunity to penetrate the markets that house our companies.
                           For example, Clear Channel operates 19 television stations nationwide, and like the Ackerley Groups 18
                           TV stations, they are committed to serving their communities by delivering high-quality local news and public service.

                           Clear Channel also has a thriving interactive division that is focused on delivering live entertainment news and information to their customers, much like our own iKnow Network.

                           In terms of radio, one out of every ten radio stations across the United States broadcasts under the Clear Channel banner and the company's approximately 1170 stations fill a full 20% of total industry revenue. Nonetheless, Clear Channel has held no share of the Seattle/Tacoma market, the nations' 13th largest radio market, where we operate five radio stations, including two of the top rated stations in the area.

                           Clear Channel also owns major outdoor spaces in 43 of the nation's markets except Boston, Seattle and Oregon, where the Ackerley Group leads the industry.
                           In short, we believe Clear Channel is committed to serving their communities with local news and public service. They are savvy operators, who recognize a good product when they see it, and we know that they have the best, in the Ackerley Group.

                           Furthermore, for a period of one year, let me restate that, we believe that the transaction that we announced today will probably take approximately four to six months to close. As was outlined in our release, as well as theirs, it is a stock for stock, transaction.

                           Under the terms of the merger agreement, each share of the common stock and the Class B common stock of the Ackerley Group will be converted into the rights to receive .35 of a share of the common stock of Clear Channel. The transaction is intended to be tax-free to the shareholders of the Ackerley
                           Group. As I stated before, we believe that this transaction will close in the first half of 2002.

                           We feel very good about this transaction; our outside directors and our other directors feel very good about this transaction. Prospectively, we know that with the operating acumen that the operators at Clear
                           Channel have, the synergies and the operating assets of the Ackerley Group will be in a very, very favorable position to thrive going forward.

                           At this time, I would now like to open it up for questions.

B. Ackerley                Christopher, this is Barry Ackerley and she just told
                           me to break in and tell you that I'm on the line if
                           there's a question for me.

C. Ackerley                Good, thank you.

Coordinator                Thank you.  Our first question comes from Bishop
                           Sheen.

B. Sheen                   Congratulations, Barry and Chris.

B. Ackerley                Bishop, you're always first.

B. Sheen                   Well I have fast fingers, what can I tell you, Barry?

B. Ackerley                Why don't you go on Millionaire; I'll bet on you.

B. Sheen Had I bought Ackerley stock when it was under ten, maybe I would.

B. Ackerley                You should have; I'm telling you Bishop.

B. Sheen The deal has to go through the full process. What is your opinion, as far as the regulatory hurdles, if any, that this faces?

B. Ackerley                Whom are you asking?

B. Sheen Barry, either you or Chris or anyone who wants to answer.

B. Ackerley                I don't anticipate any problems at all. We don't have
                           any overlapping billboards or radio stations. We do
                           have some television, I think, I'm not sure. If so,
                           those stations will be divested after the deal
                           closes.

B. Sheen Okay, one other question. What fate awaits the 9% senior subordinated notes?

B. Ackerley                They're going to be assumed by Clear Channel.

B. Sheen Okay, and there's been no determination that you know of at this time, as to whether they will be taken out or just remain in Clear Channel's subordinated balance sheet?

B. Ackerley                Bishop, I don't know the answer to that.  That's a
                           question that you should direct to Clear Channel; I
                           honestly don't know.

B. Sheen                   Okay.  Thank you, gentlemen.

C. Ackerley                Thank you, Bishop.

Coordinator                Our next question comes from Paul Sweeney.

J. Stoff                   Good morning, congratulations. It's actually Joe
                           Stoff stepping in for Paul. I just had a couple of housekeeping questions. The first, in your Seattle market, can you give me your at least projected 2001 market share for both radio and outdoor? The second question is, with regard to the TV overlap; can you just list the markets that you see that? Thanks, very much.

C. Ackerley                Well, first of all, with respect to the market
                           coverage for outdoor and radio in Seattle, are you
                           inquiring about the share of the market in terms of
                           revenue or ownership stake in the market?

J. Stoff                   Revenue share.

C. Ackerley                Revenue share in outdoor, basically, we have
                           approximately 100% of the revenue in this outdoor
                           market, as we are the dominant player. For New
                           Century Media, our radio concern in the
                           Seattle/Tacoma market, we have between 15% and 20% of
                           the revenue share in the market.

J. Stoff                   Okay, great.  Then the overlap?

B. Ackerley                I'll take that; because I really don't know. We have
                           discussed that; it's not really up to me, I suspect
                           it's more up to the FCC, isn't it? I honestly don't
                           know. All we have agreed upon is that any
                           divestitures that must be made will be made by Clear
                           Channel after the closing. There will be no
                           divestitures prior to closing. But I can't tell you
                           off the top of my head how many there are. I doubt

                           that they know either. I think the FCC is going to be happy to tell us.

J. Stoff                   Fair enough.  Congratulations.

B. Ackerley                Thank you.

Coordinator                Our next question comes from Jim Boyle, of First
                           Union Securities.

J. Boyle Good day. Does the offer, the agreement, allow you, Ackerley, to entertain superior offers from other parties for individual portions of the company or just for the entire company?

B. Ackerley                You've got to take that, Chris, because I don't know.
                           We can accept offers for the entire company or look
                           at them; we have to. That's our fiduciary duty. We
                           have a, I can't remember, a 30 or 45 day window or
                           something.

C. Ackerley                Yes, the merger agreement prohibits our company from
                           soliciting competing acquisition proposals. However,
                           subject to certain conditions, which are more fully
                           described in the merger agreement, which by the way,
                           for everyone's knowledge, will be

                           filed tomorrow on a Form 8-K, until the 30th calendar day after the date of the merger agreement we can entertain negotiations with other third parties that make an unsolicited, bona fide proposal for the company, as a whole.

J. Boyle So someone cannot just take a run and cherry pick, radio, perhaps.

C. Ackerley                That's correct.

J. Boyle Okay. Are there any collars or floors or caps on the exchange ratio?

B. Ackerley                There aren't; but we really made this deal before
                           September 11th; so what can I tell you. There are no
                           collars or floors on either the upside or the
                           downside.

J. Boyle Since the deal was made at that time or began at that time, is there any material adverse change clause?

B. Ackerley                This is not a material adverse change.

C. Ackerley                Jim, with respect to MACs and what have you, we have a
                           pretty standard document. Again, as I stated a moment
                           ago, you'll be

                           able to see the specifics of that tomorrow, when the filing of the 8-K occurs.

J. Boyle Okay. Finally, if the roughly $800 million was allocated on a per segment basis, will that be in the 8-K or would you like to take a whack at it now, how that 800 would be split between TV, outdoor and radio?

B. Ackerley                I don't think that's anything that we have
                           the answer to. I think you'd have to direct that
                           question to Clear Channel. Outside of assuming
                           approximately $300 million in debt, I don't know how
                           they are valuing the other assets. It was never
                           discussed and I don't think we know and I have no
                           idea. I just have absolutely no idea; you'd have to
                           ask them.

C. Ackerley                I support the chairman's statement.

J. Boyle                   Okay.  Thank you, very much.

C. Ackerley                Jim, thank you.

Coordinator                Our next question comes from Gordon Hodge of Thomas
                           Wiesel Partners.

G. Hodge Good morning, just a couple quick questions. One, if you could elaborate a little bit on how the sale process proceeded. Was it an auction or was it just a negotiation? Then, also, is there something one-time that would cause the radio margins to be in the teens level, as opposed to maybe 40%, which I presume is what their potential is? Thanks.

B. Ackerley                The negotiations were conducted by myself and Karl
                           Eller, representing Clear Channel. We've known each
                           other since 1964 and he's been talking to us for the
                           last couple of years. I honestly don't know about the
                           radio margins, Chris? I really don't know.

C. Ackerley                Well, I would comment on that question by saying that
                           we believe prospectively that there is a great deal
                           of upside yet to be achieved for our radio segment
                           once it's joined into the radio family of Clear
                           Channel Communications. We're obviously very bullish
                           that with their operating acumen, as a shareholder,
                           we should see improvement in those margins.

B. Ackerley                I don't think there's any question about that. You
                           know those are the only stations that we own and
                           there are a lot of big players that can do things
                           that we can't do; it's that simple.

J. Boyle                   Terrific, thank you.

Coordinator                Our next question comes from John Higgins from
                           Broadcasting Cable.

J. Higgins                 Hi, good afternoon. Could you detail for me the
                           margins, actually, the valuation multiples on which
                           you all used to assess your businesses in the sale
                           and then the multiples that they used? There's always
                           a gap between the buyers and sellers. Also, could you
                           give us more detail and color on kind of the history
                           of the negotiations, when exactly this started? When
                           it stopped? When did you kind of reach the agreement?
                           You said you did it before September 11th. Could you
                           give us a little more color on that?

B. Ackerley                I can't tell you. That's not the way we approached
                           this. I really don't know, particularly. I wouldn't
                           want at all to speak for them, in terms of margins. I
                           can tell you that this was an unsolicited offer that
                           we received in July. It was presented to our board at
                           a meeting that was held in the latter part of July
                           and the board okayed us to proceed with negotiations.

                           In other words, we sort of had negotiated; but without the approval of our board. The transaction was presented to them and our outside directors, I'm not sure, the last week in July, I'm going to say. We then did a little further negotiation and we made the deal very shortly after that, a week, maybe, I'm not sure.

J. Higgins                 Can you tell me when the exchange ratio was set?

C. Ackerley                Dan?

Dan I'm pretty sure we presented that, didn't we Chris, to the board in July?

C. Ackerley                That's correct.

J. Higgins                 That's when the exchange ratio was set?

Dan Yes, and they approved the deal and gave us, I don't want to say permission, that's not the right word.
                           But whatever it is, to proceed with negotiating a deal, which took a long time to come to the formal agreement, which had a lot more in it than I've ever had to deal with.

J. Higgins                 What took so long?

Dan                        Barry.

J. Higgins                 I was just wondering if there were any particular
                           issues?

B. Ackerley                No, it's not a matter of issues. It's just more a
                           matter of two public companies as versus a private
                           company; it's a whole different deal. We had to do a
                           lot of things properly. We have a responsibility to
                           our shareholders, which I think we tried to pay a lot
                           of attention to that, so that the outside
                           shareholders would feel that they were getting a fair
                           shake in this. When our board finally voted
                           unanimously, including our outside directors, which I
                           think comprised 50% of our board, voted unanimously
                           to accept the deal, that's what happened. But between
                           the latter part of July and when we signed, last week
                           right, Chris?

C. Ackerley                That's correct.

B. Ackerley                There were ongoing negotiations, primarily over legal
                           issues. That's really all I'm prepared to say. It
                           took a long time; longer maybe than we would have
                           hoped, but that's what transpired.

J. Higgins                 Should we be taking this a good indicator of what
                           media values are, post September 11th, in your
                           sectors or not?

B. Ackerley                I can't answer that. I read one of the articles.
                           Value today is like a 24% premium. It was obviously
                           more in, let's say in August; but it's kind of the
                           same for everybody. I think Chris has answered it. As
                           this media business is consolidating, we're not that
                           big of a company. It was time for us to consolidate
                           and I think we've chosen well and wisely, as a
                           partner for consolidation.

Coordinator                Our next question comes from Mario Cibelli from
                           Robotti.

M. Cibelli                 Yes, hi. I'm wondering. It's a pretty specific
                           question, but on the 30-day window you had to work
                           with here, it said subject to limited extensions. I
                           was just wondering if you any sense of what some of
                           those extensions would be?

C. Ackerley                Mario, I'd reserve comment on that until you've had a
                           chance to review the filing of the 8-K tomorrow.

M. Cibelli                 Okay.  I think that's it, thank you.

C. Ackerley                Thank you, Mario.

Coordinator                Our next question comes from Steve Fawcett of Merrill
                           Lynch.

S. Fawcett                 Hi, good afternoon. Just to follow up a little bit on
                           the consolidation point that you just made. You,
                           basically, said that you weren't big enough to
                           compete effectively with some of the consolidators
                           out there. In what areas do you think you were
                           disadvantaged?

B. Ackerley                If you would have told me ten years ago that you
                           could own as many radio stations as people own now, I
                           would have said you're nuts. We have one radio
                           market. We used to own a station in Boston; we used
                           to own a station in Fort Lauderdale; we used to own a
                           station in Portland. All of a sudden the rules
                           changed and you could own five, six, seven stations
                           in those markets; I don't know what it is.

                           So we were faced with the choice of either buying more or selling what we had. We divested our station in Boston, divested our station in Fort Lauderdale and we divested the station in Portland and concentrated in our home market of Seattle, which I believe I have been told is the most duopolized radio market in the United States. I do not think that there are any single stations left in the

                           Seattle market. That's the best answer I can give you. I think it's affecting all media, television, radio, outdoor, whatever; there just isn't much available anymore on an individual basis.

S. Fawcett                 Okay, thank you.

Coordinator                Our next question comes from Jung Clark from ...
                           Analytics.com.

J. Clark Yes, hi, I just have one additional question. I just wanted to get some background on why the 30-day window period was added on to the merger agreement, if there's some more information you could give on that.

C. Ackerley                Well, I would comment further that you'll, again, be
                           able to review that in more detail upon the release
                           of the 8-K filing tomorrow. In the interest of all
                           stakeholders in our enterprise, it was an important
                           point for us to make sure it was included in the
                           transaction.

J. Clark                   Okay, thank you.

Coordinator                Our next question comes from Richard Rosenthine from
                           Goldman Sachs.

R. Rosenthine              Thank you, congratulations. Two questions, one is,
                           can you maybe give a breakdown of the composition of
                           your corporate overhead? It looks like it's running
                           about $20+ million a year. I was just wondering how
                           much of that was corporate executive staff and
                           facilities and how much of that might be operations,
                           etc.?

                           Then second, will Clear Channel have an opportunity to operate any of these businesses, in any way, through a local marketing agreement, for example, prior to closing?

B. Ackerley                I'll take point two and I'll let Chris take point A,
                           alright?

C. Ackerley                Okay.

B. Ackerley                No LMAs, no divestitures. We have agreed to operate
                           the business in a normal course, whatever that
                           language is; it's in there. You'll see it tomorrow.
                           When the transaction closes, it closes. It will not
                           be until after the first of the year, I'm quite sure,
                           and I have no idea how long. It's really out of our
                           hands. It's in the hands of the regulatory agencies
                           that must approve this. Between now and the closing,
                           we will continue to operate the business 100% by
                           ourselves.

C. Ackerley                I'll answer your first question, with respect to
                           corporate overhead. Last year, our final year-end
                           number for corporate overhead was approximately $24
                           million. Through a series of ongoing expense
                           reduction initiatives and senior management comp
                           reductions this year in light of the current economy,
                           our current run rate for the full year will be
                           approximately $17 million. We think we've taken some
                           very favorable steps to reduce our corporate
                           overhead.

R. Rosenthine              So your guidance earlier this year reflected an
                           assumption of $17 million of corporate overhead?

B. Ackerley                I don't believe we ever have "Quantified the year".
                           We had given guidance as it pertained to the upcoming
                           third quarter, that we would not exceed $4 million.
                           Again, as Chris mentioned, there have been a series
                           of initiatives to reduce expenses, which may in the
                           succeeding quarters lower overall cost than what we
                           had incurred in the first half of the year.

R. Rosenthine              I guess my question relates to the comment in your
                           second quarter earnings release, where you talked
                           about cost controls and driving your ability to
                           report $30 million in EBITDA for the full year. I
                           presume that was after corporate overhead, roughly,
                           in line with the $17 million that you just described.

C. Ackerley                That's correct.

R. Rosenthine              Great. Thank you.

C. Ackerley                Thank you.

Coordinator                Our next question comes from Victor Miller from Bear
                           Stearns.

V. Miller                  Good afternoon. Thanks for take the call. One quick
                           question, I noticed in the press release, Barry, you
                           mentioned that you wouldn't be voting your 82%
                           outstanding voting power of the company towards the
                           transactions. Are you basically letting the other
                           shareholders make the call on this? Thanks.

B. Ackerley                If I said, I don't think I -- . Well, I didn't say
                           it. We have given an irrevocable proxy for all of our
                           Class A shares. Our family owns a number of Class B
                           shares, which have more voting power than Class A.
                           Only our family can own those shares, which
                           prohibited us from giving a proxy. I think if you'll
                           read the document, there's a lot of incentive for us
                           to vote our shares in favor of this transaction.

V. Miller                  So your press release says that your agreement to
                           vote in favor of the transaction and against the
                           company is not applicable to the shares of Class B
                           common stock. What does the press release mean to
                           what you just told us? In other words, you are
                           allowed to vote those shares and you would, of
                           course, given the incentives, vote those shares for
                           the transaction, is that what you're saying?

B. Ackerley                We can vote those shares at the shareholder meeting,
                           which will be called at some point in time; I don't
                           know exactly when. But we have given a proxy for our
                           Class A shares. The Class B shares will be voted at
                           the shareholders meeting.

V. Miller                  There would be no reason why you wouldn't vote those
                           82%; so you're not allowing the 18% minority
                           shareholders to basically determine the fate of the
                           82%?

B. Ackerley                That's correct.

V. Miller                  Okay, thank you.

Coordinator                Our next question comes from Josh Resnick from ECS
                           Capital.

J. Resnick                 Hi, guys, I have two questions. The first is, the
                           debt number was how much?

C. Ackerley                It's $294 million.

J. Resnick                 How do you come up with that?

C. Ackerley                You have the $200 million in senior sub notes and
                           then you have $94 million outstanding on the new note
                           with CSFB and the syndicate.

J. Resnick                 Okay.  Got it.

C. Ackerley                It's 91.

M It's 91.5 with our new term facility and there's approximately $2 million other long-term obligations that are assumed as part of the transaction.

J. Resnick                 Great. I think somebody asked this question before; I
                           wasn't sure whether I heard the answer. How are the
                           assets valued?

C. Ackerley                You would have to ask our partners at Clear Channel
                           Communications.

J. Resnick                 But when doing the fairness opinion, CSFB didn't do
                           an evaluation of the assets?

C. Ackerley                No, of course they did and that fairness opinion was
                           rendered to the board of directors.

J. Resnick                 Okay, will that be in the merger proxy?

B. Ackerley                The fairness opinion?

J. Resnick                 The description of the valuation.

B. Ackerley                I think they valued the whole company. I don't think
                           either Chris or I could answer that question. The
                           fairness opinion was on the entire transaction, the
                           premium, the taxability, many, many things. If they
                           valued the individual assets, it was not shared with
                           us and I have no idea. I don't want to speak at all
                           for Clear Channel, as to how they valued things.

J. Resnick                 Okay.  Thanks.

Coordinator                Our next question comes from Dana Chandler from
                           Financials.

D. Chandler                Yes, good afternoon and congratulations. I just
                           wanted to find out who the financial advisor was for
                           Clear Channel. I'm thinking for you, it was CSFB.

C. Ackerley                Yes, the financial advisor for Clear Channel was
                           Salomon Smith Barney.

D. Chandler                Salomon Smith Barney. All the other questions have
                           been answered, thank you.

C. Ackerley                Thank you.

Coordinator                Our next question comes from Jordan Tramanio from
                           Mack Case Shields.

J. Tramanio                Hi, how are you. Two quick questions, first, you said
                           they're assuming the debt. Are they guaranteeing the
                           debt?

C. Ackerley                They're assuming the indebtedness, as part of the
                           transaction.

J. Tramanio                Right. There's a difference between assumption and
                           guarantee, so I'm curious?

C. Ackerley                I would refer to the 8-K filing tomorrow.

J. Tramanio                Okay. Then the call price on your bank debt is 102
                           for this year, is that correct?

C. Ackerley                That's correct.

J. Tramanio                Okay. Would you have any expectation on whether
                           they're going to call that or leave that outstanding?

C. Ackerley                I can't speak for them. They are aware of certain
                           provisions that are in our credit agreements, which
                           address change in control.

J. Tramanio                Okay.  Thank you.

C. Ackerley                Thank you.

Coordinator                Our next question comes from Shannon Ward from Sun
                           America.

S. Ward                    Hi, good morning and congratulations, again.

C. Ackerley                Hi, Shannon.

S. Ward Does the company have any plans to stay in the media business, I'm sorry, the family? What are your plans now, once the transaction closes?

C. Ackerley                Well, we've been having some private discussions,
                           with respect to that and there's much work yet to be
                           done so I can't comment on that at this time. But we
                           will be executing one year, non-compete agreements.

S. Ward                    One year from when the transaction closes?

C. Ackerley                That's correct.

S. Ward Okay. I'm assuming there are no assets being held back by the family; that all of the assets of the company are going to be included in the transaction.

C. Ackerley                That's correct.

S. Ward                    Thanks, and congratulations, again.

C. Ackerley                Thank you, Shannon.

Coordinator                Our next question comes from Joe Howard from Radio
                           Records.

J. Howard                  I think my question was just answered; but is anybody
                           from Ackerley going to be joining the Clear Channel
                           board as a result of this?

C. Ackerley                No.

B. Ackerley                No.

J. Howard                  No.  Okay, thanks.

C. Ackerley                Thank you.

Coordinator                Our next question comes from Rusty Rainco from
                           Tedderman Investments Group.

R. Rainco                  Yes, hi, congratulations on the transaction. One
                           thing that was not very clear to me, at least, on the
                           specific divestitures. Does the

                           merger document specifically address that at all? In other words, is there a limit to how much you guys would be able to divest?

B. Ackerley                The merger document speaks to it. We have no idea
                           what the divestiture will be. That's between Clear
                           Channel Communications and the FCC. The only thing
                           that is specifically stated in there, is that any
                           divestitures will be made solely by Clear Channel
                           after the transaction is closed. We will not be
                           divesting anything during this interim period; no
                           matter how short or how long it is.

R. Rainco                  Right. Is there a dollar limit, as to the amount that
                           Clear Channel would have to divest?

B. Ackerley                No.

R. Rainco                  Okay, thank you. One final question. In what markets,
                           if you were to see a possible divestiture, you would
                           say that the FCC perhaps might ask for one?

B. Ackerley                There's some crossover, for an example, in Syracuse,
                           New York with broadcasting assets in Bakersfield,
                           California. We really

                           don't see any issues, with respect to outdoor and radio. There may be some with respect to television broadcasting.

B. Ackerley                So that's a condition that is going to be made by the
                           FCC.

C. Ackerley                Yes.

R. Rainco                  The issue there, just so that I can refresh my
                           memory, is that Clear Channel would own an extra TV
                           station and thus that could be a problem with the
                           ownership of six local radio stations?

B. Ackerley                I cannot speak for them. I would assume if the
                           government said you have to divest one or the other,
                           they would do so. I don't make a decision on what
                           they do. It's their decision and it will be done
                           after the closing; so it really doesn't impact us at
                           all.

R. Rainco                  Sure, so what you're saying is that they would seek a
                           waiver.

B. Ackerley                I don't know.  I honestly don't know.

C. Ackerley                It's a possible scenario but, again, it's up to the
                           FCC and Clear Channel.

R. Rainco                  Okay, thank you, very much.

C. Ackerley                Thank you.

Coordinator                We do have a follow up question from Bishop Sheen
                           from First Union Securities.

B. Sheen Yes, I think you're probably going to tell me to see the merger agreement. But it's 35.1 million shares outstanding, I believe, as of this summer.

C. Ackerley                That's a good approximation.

B. Sheen Okay, but that's actual outstanding and not fully diluted?

C. Ackerley                That's outstanding.

B. Sheen                   Okay, how about diluted for options, etc?

B. Ackerley                If there are options, if people hold options on our
                           stock, they will convert those options into options
                           on Clear Channel stock at the same ratio.

B. Sheen                   Right, I understand.

C. Ackerley                Bishop, our outstanding shares, with respect to
                           options, is very small; it's about 600,000 shares.

B. Sheen That's what I was looking for. So it's like 35.7, fully diluted.

C. Ackerley                Approximately.

B. Sheen                   Okay, thank you, Chris.

C. Ackerley                Thank you, Bishop.

Coordinator                Our next question comes from Jim Goss of Barrington
                           Research.

J. Goss I was wondering if your efforts and expertise in regional clustering of television was an area of interest with Clear Channel, in the course of the discussions?

B. Ackerley                I'll take that and say that I have absolutely no
                           idea. We never discussed different parts of our
                           company. The only discussions we had were on the
                           company, as a whole. I simply cannot answer that

                           question; it's something that you'll have to ask them. I really just don't know.

J. Goss                    Okay, thank you.

B. Ackerley                You're welcome.

Coordinator                At this time I'm showing that there are no further
                           questions.

C. Ackerley                If there are no further questions, Mr. Chairman, do
                           you have any closing remarks you'd like to offer?

B. Ackerley                Absolutely not.

C. Ackerley                Well, at this time then, I'd like to thank everyone
                           for joining us today, as we discuss further the
                           announced merger today between our company and Clear
                           Channel Worldwide. Thank you, again, for
                           participating and we'll look forward to speaking to
                           you again, down the road. Thank you.

Coordinator                Thank you, this concludes today's conference. All
                           participants may disconnect.